Exhibit 4.8

DESCRIPTION OF SECURITIES OF HWH

General

The total amount of authorized capital stock of the Company of 500,000,000 shares, consists of (a) 450,000,000 shares of common stock (the “Common Stock”), and (b) 50,000,000 shares of preferred stock (the “Preferred Stock”).

Common Stock

The holders of the Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Holders of HWH Common Stock are entitled to receive dividends or other distributions, if any, as may be declared from time to time by the HWH board of directors in its discretion out of funds legally available therefor and share equally on a per share basis in all such dividends and other distributions. In the event of any liquidation, dissolution or winding up of HWH, either voluntary or involuntary, holders of HWH Common Stock will be entitled to receive their ratable and proportionate share of the remaining assets of HWH.

Holders of HWH Common Stock will have no cumulative voting rights, conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to HWH Common Stock.

Preferred Stock

Our Charter authorizes the issuance of 50,000,000 shares of Preferred Stock by the board of directors, in one or more series, and the board of directors may establish the number of shares to be included in each such series and may fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations, and restrictions thereof.

The rights of Preferred Stock could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying, or preventing a change in control of the Company.

Warrants

As of March 25, 2026, we have public and private warrants outstanding to purchase an aggregate of 909,874 shares of Common Stock.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each whole Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock.

The Warrant holders, solely by virtue of holding Warrants, do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Warrants and receive shares of Common Stock.

Public Warrants

Each whole warrant entitles the registered warrant holder to purchase one share of our common stock at a price of $57.50 per share. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder.

The warrants expire on January 9, 2029 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Terms and Conditions for Exercise

Unless a registration statement under the Securities Act with respect to the HWH Common Stock is then effective and a prospectus relating thereto is current, we will not be obligated to deliver any shares of HWH Common Stock pursuant to the exercise of our warrants and will have no obligation to settle such warrant exercise subject to our satisfying our obligations described below with respect to registration. None of our warrants will be exercisable and we will not be obligated to issue shares of our common stock upon exercise of a warrant unless our common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of our warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

A warrant holder may notify us in writing in the event it elects to be subject to a requirement that such warrant holder will not have the right to exercise its warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of HWH Common Stock outstanding immediately after giving effect to such exercise.

Redemption Terms

Once the warrants become exercisable, because such registration statement covering our common stock issuable upon exercise of the warrants is effective (and a prospectus relating thereto is current, and unless our common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of our warrants), we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption given after our warrants become exercisable (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of HWH Common Stock equals or exceeds $90.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders.

Exercise Price Adjustment Upon Certain Events

If the number of outstanding shares of our common stock is increased by a stock dividend payable in shares of our common stock, or by a split-up of shares of our common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of our common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of our common stock. A rights offering to holders of our common stock entitling holders to purchase shares of our common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our common stock equal to the product of (i) the number of shares of our common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our common stock) and (ii) one (1) minus the quotient of the price per share of our common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for our common stock, in determining the price payable for our common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of our common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of our common stock issuable on exercise of each of our warrants will be decreased in proportion to such decrease in outstanding shares of our common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of our warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

General Terms

The warrants will be issued in registered form under a warrant agreement between Vstock Transfer LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim.

Placement warrants

Except as described below, the placement warrants have terms and provisions that are identical to those of our public warrants, including as to exercise price, exercisability and exercise period.

The placement warrants (including our common stock issuable upon exercise of the placement warrants) will not be transferable, assignable or salable until 30 days after the Closing of our Business Combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor).

The placement warrants will not be redeemable by HWH so long as they are held by our Sponsor or its permitted transferees. If they are held by holders other than the Sponsor or its permitted transferees, the placement warrants will be redeemable by HWH and exercisable by the holders on the same basis as the public warrants.

Our Sponsor or its permitted transferees have the option to exercise the placement warrants on a cashless basis. If holders of the placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of our common stock equal to the quotient obtained by dividing the product of the number of shares of our common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us HWH following the Closing. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who typically could sell the shares of our common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion, and other factors that our board of directors may deem relevant.

Certain Anti-Takeover Provisions of Nevada Law

The Company has elected in its Charter not to be governed by the provisions of NRS §78.378 through NRS §78.3793, inclusive, generally known as the “Control Share Acquisition Statute.” The Company has also elected not to be governed by the provisions of NRS §78.411 through NRS §78.444, inclusive.

Special Meeting of Stockholders

HWH’s amended and restated bylaws provide that special meetings of its stockholders may be called only by a majority vote of HWH’s Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

HWH’s amended and restated bylaws provide that stockholders seeking to bring business before HWH’s annual meeting of stockholders, or to nominate candidates for election as directors at HWH’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by HWH’s secretary at its principal executive offices not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the proxy statement provided in connection with the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in HWH’s annual proxy statement will need to comply with the notice periods contained therein. HWH’s amended and restated bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude HWH’s stockholders from bringing matters before HWH’s annual meeting of stockholders or from making nominations for directors at HWH’s annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Limitation on Liability and Indemnification of Directors and Officers

HWH’s Charter limits HWH’s directors’ liability to the fullest extent permitted under the Nevada Revised Statutes (“NRS”). The Company will indemnify its directors and officers in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Company. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Company shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

In addition, HWH will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require HWH to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of HWH’s directors or officers or any other company or enterprise to which the person provides services at HWH’s request.

HWH plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions, and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against HWH’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit HWH and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent HWH pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. HWH believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, it has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Warrant Agent

The transfer agent and registrar for the Common Stock and the warrant agent for the Warrants is Vstock Transfer, LLC, with an address of 18 Lafayette Place, Woodmere, NY 11598.